PENN WEST
ENERGY TRUST

06013924

Suite 2200, 425-1st Street S.W.
Calgary, Alberta
T2P 3L8

RECEIVED MAY 30 2006 SEC MAIL PROCESSING SECTION WASH. DC 152

SUPPL

May 26, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Dear Sir or Madam:

Re: Penn West Energy Trust Submission Pursuant to Rule 12g3-2(b) File No. 82-34902

On behalf of Penn West Energy Trust (the "Trust"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Trusts press release dated May 26, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Yours truly,

PENN WEST ENERGY TRUST

Crystal Hall

CRYSTAL HALL
(403) 777-2582
(403) 777-2687 FAX
crystal.hall@pennwest.com

PROCESSED
JUN 02 2006
THOMSON
FINANCIAL

dlw 6/2

PENN WEST
ENERGY TRUST

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES CASH DISTRIBUTION

FOR IMMEDIATE RELEASE, Wednesday May 24, 2006

PENN WEST ENERGY TRUST (TSX – PWT.UN) is pleased to confirm cash distributions for May 2006

(Calgary, May 24, 2006) / CNW / - Penn West Energy Trust ("the Trust") confirms that its May 2006 cash distribution will be $0.34 per trust unit payable on June 15, 2006 to unitholders of record on May 31, 2006. The ex-distribution date is May 29, 2006.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST
Suite 2200, 425 - First Street S.W.
Calgary, Alberta T2P 3L8

Phone: (403) 777-2500
Toll-free: 1-866-693-2707
Fax: (403) 777-2699
Website: www.pennwest.com
E-mail: investor_relations@pennwest.com

William Andrew, President and CEO
Phone: (403) 777-2502